SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          RIO VISTA ENERGY PARTNERS L.P.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Units
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    767271109
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                               February 28, 2009
    -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                               (Page 1 of 7 Pages)
- ----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 767271109                   13G                 Page 2 of 7 Pages
-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                      Ensign Peak Advisors, Inc
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a) [ ]
                                                                (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Utah Corporation
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                      -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                      27,262
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                      -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                      27,262
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                      27,262
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **               [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                      0.97%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                      CO
-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 767271109                   13G                 Page 3 of 7 Pages

Item 1(a).  Name of Issuer:

            RIO VISTA ENERGY PARTNERS L.P. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1313 E. Alton Gloor Blvd., Suite J, Brownsville, Texas  78526

Item 2(a).  Name of Person Filing:

            Ensign Peak Advisors, Inc


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            50 East North Temple, Room 1560
            Salt Lake City, Utah  84150

Item 2(c).  Citizenship:

            Ensign Peak Advisors, Inc
            50 East North Temple, Room 1560
            Salt Lake City, Utah  84150
            (a Utah Corporation)

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            767271109

CUSIP No. 767271109                    13G                Page 4 of 7 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]  Broker or dealer registered under Section 15 of the Act,

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the
                   Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]  Investment Adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check the box. [X]

CUSIP No. 767271109                    13G                Page 5 of 7 Pages

Item 4.   Ownership.

          Ensign Peak Advisors, Inc

            (a) Amount beneficially owned:
                27,262 **

            (b) Percent of class:
                0.97% **

            (c) Number of shares as to which such person has:

               (i) Sole power to vote or direct the vote:
                   None

              (ii) Shared power to vote or direct the vote:
                   27,262 **

             (iii) Sole power to dispose or direct the disposition:
                   None

              (iv) Shared power to dispose or direct the disposition:
                   27,262 **


Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

CUSIP No.  767271109                   13G                Page 6 of 7 Pages


Item 8.     Identification and Classification of Members of the Group.

            Not applicable.


Item 9.     Notice of Dissolution of Group.

            Not applicable.

_______________________________________________________________

** Ownership is calculated on the basis of the currently exercisable portion of a warrant issued by the Issuer to TCW Energy Funds X Holdings, L.P. ("Holdings"). Ensign Peak Advisors ("Ensign Peak") holds a 6.81556% equity interest in Holdings.

            TCW Asset Management Company ("TAMCO") serves as discretionary investment manager to Ensign Peak with regard to its investment in Holdings pursuant to the Amended and Restated Investment Management and Custody Agreement between Ensign Peak Advisors and TAMCO, dated December 3, 2003. If the warrant were exercised, Ensign Peak and TAMCO would have shared power to vote (or direct the vote) and dispose of (or direct the disposition of) common units of Rio Vista.

            TAMCO has advised us that the warrant provides that Holdings may, until a demand loan ("Demand Loan") advanced by a member company of the TCW Business Unit is repaid in full, purchase Common Units in the Issuer in an amount determined by dividing the outstanding principal amount then owed on the Demand Loan by an exercise price equal to the lower of: (A) $13.33 per Common Unit and (B) 90% multiplied by the average of the closing prices for a Common Unit for the 20 trading days immediately preceding the date of Holdings' election to exercise. In addition pursuant to the term of the warrant, Holdings has the right to exercise the warrant to effectively convert debt owed by the Issuer under a senior credit facility ("Credit Facility"), net of the Demand Loan, but including accrued interest and expenses on the remaining principal amount, into additional Common Units of the Issuer at a price equal to 90% of the 20-day average trading price of such units preceding the election to convert. TAMCO has advised us that, as of February 28, 2009 Holdings and the Issuer agreed to certain modifications involving the Demand Loan and the Credit Facility. According to TAMCO, these modifications include, among other provisions, a limitation on Holding's right to exercise its warrant with respect to either the Demand Loan or the amounts due under the Credit Facility. In particular, Holdings has agreed that it will not (except as to the right to immediately exercise the warrant to acquire up to 400,000 Units) exercise any right to acquire Units under the terms of the warrant except upon prior written notice to the Issuer of not less than sixty-two days. Solely as a result of this modification (and not as the result of any purchases or sales of Units or rights to Units), Ensign Peak's indirect beneficial ownership interest (through Holdings) in the Units of the Issuer (as calculated pursuant to Rule 13d-3) has been reduced to 0.97% as reported herein.



<PAGE)


CUSIP No. 767271109                    13G                Page 7 of 7 Pages

Item 10.  Certification.

          Because this statement is filed pursuant to Rule 13d-1(b), the following certification is included:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 11, 2009


                         Ensign Peak Advisors, Inc

                         By: /s/ Edwin Dennis
                             -----------------------------------------------
                             Edwin Dennis
                             Authorized Signatory